Schering AG completes reconstruction projects in Indonesia and Thailand

Berlin, September 4, 2006 - Since the tsunami natural disaster in December 2004, Schering AG (FSE: SCH, NYSE: SHR) and its employees have contributed more than EUR 400,000 for immediate and reconstruction aid in Thailand and Indonesia.

As part of the reconstruction aid efforts, a fully furnished orphanage, which will be operated by the Indonesian Rahmania Foundation, has been built in Lhoksumawe, Indonesia, providing a home for 64 children. The children will be trained in practical skills, helping them to start an independent life, once they leave the orphanage. Furthermore a scholarship program for these children has been set up.

On the Thai island Kho Khao, the local health center, "Ban Nok Na", has been rebuilt with Schering's support. It will provide primary medical healthcare for the local population.

These projects, which were selected by the Ernst Schering Foundation in close collaboration with Schering's subsidiaries in the Asia-Pacific region, were successfully concluded with the inauguration of the respective buildings in August 2006.

Schering AG is a research-based pharmaceutical company. Its activities are focused on four business areas: Gynecology&Andrology, Oncology, Diagnostic Imaging as well as Specialized Therapeutics for disabling diseases. As a global player with innovative products Schering AG aims for leading positions in specialized markets worldwide. With in-house R&D and supported by an excellent global network of external partners, Schering AG is securing a promising product pipeline. Using new ideas, Schering AG aims to make a recognized contribution to medical progress and strives to improve the quality of life: making medicine work

This press release has been published by Corporate Communication of Schering AG, Berlin, Germany.

Your contacts at Corporate Communication:
Media Relations:
Oliver Renner, T: +49-30-468 124 31, oliver.renner@schering.de
Gabriele Liebmann-El Badry, T: +49-30-468 156 25, gabriele.liebmannelbadry@schering.de

Find additional information at: www.schering.de/eng